

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2018

Ms. Jean M. Sera
Senior Vice President and Corporate Secretary
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

> **Re: Avis Budget Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2018**
> **File No. 001-10308**

Dear Ms. Sera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

About the Annual Meeting, page 4

Why am I receiving these proxy materials? page 4

1. Disclosure indicates that the Company will mail a Notice of Internet Availability to certain shareholders of record and mail the proxy statement to certain other shareholders. Please confirm whether this statement is accurate in light of the contested nature of this election.

How many votes are required to elect directors and adopt the other proposals? page 5

2. Disclosure indicates that "[t]he only way to support our Board's nominees is to vote for the Board's nominees on our WHITE proxy card …." SRS has disclosed that it intends to round out its slate by allowing shareholders to vote for the Board's nominees except for certain nominees designated by SRS, which would enable shareholders to support

certain of the Board's nominees on the SRS proxy card. Please revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Daniel Wolf
        Michael P. Brueck
        Kirkland & Ellis LLP